                                H&R BLOCK, INC.
                                   GUARANTOR
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (AMOUNTS IN THOUSANDS)

                                                                  EXHIBIT 12(b)



                                                       1999         1998      1997        1996       1995
                                                    ----------   ---------  ---------  ---------  ----------
                                                                                                      (c)

Pretax income from continuing operations(a)          $ 383,541    $296,433   $232,083   $200,006   $153,468
                                                    ==========   =========  =========  =========  ==========

FIXED CHARGES:
  Interest expense                                      69,338      38,899        608       -             2
  Interest portion of net rent expense(b)               33,218      28,248     25,998     21,781     20,709
                                                    ----------   ---------  ---------  ---------  ----------
Total fixed charges                                    102,556      67,147     26,606     21,781     20,711
                                                    ----------   ---------  ---------  ---------  ----------
Earnings before income taxes and fixed charges       $ 486,097    $363,580   $258,689   $221,787   $174,179
                                                    ==========   =========  =========  =========  ==========
Ratio of earnings to fixed charges(d)                      4.7         5.4        9.7       10.2        8.4
                                                    ==========   =========  =========  =========  ==========


(a) Pretax income from continuing operations is shown with CompuServe Corporation and the Credit Card Segment as Discontinued Operations for all years presented.
(b) One-third of net rent expense is the portion deemed representative of the interest factor.
(c) Included in earnings for 1995 was a nonrecurring charge of $83,508 for purchased research and development related to the acquisition of SPRY, Inc as disclosed in the Acquisitions note to Block's consolidated financial statements for the year ended April 30, 1997. If such charges had not occurred, the ratio of earnings to fixed charges would have been 12.5.
(d) The decrease in the ratio of earnings to fixed charges in 1998 is primarily attributable to the acquisition of Option One Mortgage Corporation on June 17, 1997. Without the interest expense incurred on the long-term debt issued to acquire Option One and the interest expense on mortgage loan borrowings the ratio of earnings to fixed charges would have been 10.0.